
March 11, 2011

James A. Graf
Chief Financial Officer
Global Eagle Acquisition Corp.
10900 Wilshire Blvd.
Suite 1500
Los Angeles, California 90024

> **Re:** **Global Eagle Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 15, 2011**
> **File No. 333-172267**

Dear Mr. Graf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General comments on this filing

1. A number of your material contracts or corporate documents have not been filed at this time. Please file the contracts, your charter, and a form of your underwriting agreement, and the trust agreement as soon a possible so that the staff can complete its review of your filing in an expeditious manner.

2. Please provide the staff with your analysis regarding the exemption that you intend to use in order to issue common stock upon the cashless exercise of the warrants issued as part of the units.

3. You state that you will list your shares on the Over the Counter Bulletin Board. Please tell us whether you have received any commitments from brokers to act as market makers in your stock. Please consider revising your disclosure based upon your response, including risk factors on the potential liquidity of your shares.

4. Your trust agreement limits the types of instruments that the funds in the trust can be invested. Please provide the staff with your analysis supporting your conclusion that you had a reasonable belief that those securities will yield sufficient interest in order to provide the $1.75 million that you are entitled to use to fund your search for an acquisition target and pay ongoing expenses.

5. You state throughout the registration statement, that if you do not seek shareholder approval for the business combination, you will conduct a tender offer under Regulation 14E. Please revise your disclosure throughout the document to discuss the impact of conducting the tender offer. In particular, please address the impact of cash or liquidity requirements upon your ability to pay for all tendered securities and meet other obligations including liquidity requirements included in your business combination agreement. Please address issues revolving the potential application of proration in the event that you have more shares tendered than you have cash available to pay for the shares, or if the value of the non-tendering shares is less than $5 million.

6. Please identify for the staff any requirement in your charter, bylaws, the trust agreement, underwriting agreement or in the registration statement that identifies the amount that you will pay, on a per-share basis, for shares redeemed in the tender offer.

7. Please advise the staff regarding your intention to appoint additional members to your board of directors. Please revise your registration statement based upon your response.

8. Please advise the staff regarding any limits, in your charter, the trust agreement, the underwriting agreement or your bylaws that would limit the total number of sponsor warrants that can be issued.

9. Advise the staff regarding any requirement in your charter or other material corporate document or contract requiring you to provide shareholders with the opportunity to redeem their shares in the event that you seek shareholder approval rather than conduct a tender offer. Please revise your registration statement based upon your response.

10. Please confirm that any changes to the amounts held in the trust, or the amounts that will not be held in the trust will be revised in a pre- or post effective amendment to this registration statement.

Summary, page 1

11. Revise your presentation regarding Mr. Sloan and Mr. Sagansky's business experience to clarify, prominently; their prior experience with SPAC's and blank check companies, and, that you have no obligation to explore business opportunities in any of these target markets, and that due to the significant incentives to engage in a business combination,

you may seek to acquire a business that falls outside the business experience of your management.

Summary
Initial Business Combination, page 2

12. Revise to disclose whether or not you will seek or require a fairness opinion with regards to any business combination.

Source of Potential Acquisition Targets, page 3

13. Revise to disclose affirmatively any "pre-existing fiduciary or contractual obligations" for enterprises with values above $100 million related to any officer or director.

The Offering
Permitted purchases of public shares…, page 12

14. Revise to disclose the 4 conditions of Rule 10b-18. In addition, describe to whom any excess of the then per share trust amount over the purchase price will accrue. Finally, provide the staff with a legal analysis of why such purchases would not constitute a tender or solicitation.

Other permitted purchases…page 13
15. Provide the staff with a legal analysis as to why you believe such privately negotiated purchase transactions would not constitute a tender or solicitation.

Risk Factors, page 21

16. A number of your risk factors appear to describe risks that may occur based upon future actions by your officers and directors. Revise these risk factors to present the risks based upon management's evaluation of the likelihood that the risks might occur, the potentiality for a material impact on the shareholder's investment. For example, the first risk factor on page 28 you discuss the risk that there may be unanticipated costs from your acquisition. Please revise this section to discuss the availability of shareholder remedies in the event that due diligence was insufficient, and the extent to which you will incur liability for incorrect information presented as part of either shareholder approval or the tender offer process.

Our purchases of common stock…, page 23

17. Revise to disclose the restricted period under Regulation M.

If we seek stockholder approval…, page 23

18. Revise to disclose how Regulation M impacts the timing of such purchases and disclose the restricted period under Regulation M for such purchases.

The current low interest rate environment…, page 27

19. Revise this section, and in the body of the prospectus to discuss the likelihood that you will require additional financing as a result of the low interest rate environment, including its impact upon your cash flows over the 21 month period that your search for an acquisition target is ongoing. Revise to clarify, if true, that these loans would be paid out of the trust assets in the event that you complete the business combination. Also, please address how these loans would be treated in the event that you are not able to find an acquisition target or otherwise are forced to liquidate.

20. Revise this risk factor, or add a separate risk factor, that discusses management's evaluation of the impact of any reduction in the amounts available to fund your search for acquisition targets or due diligence upon the risks to investors in your shares.

Compliance obligations under the Sarbanes-Oxley Act of 2002…, page 45

21. Please expand the disclosure here to state that the attestation report on internal control over financial reporting is required for both accelerated and large accelerated filers. In the event the company is deemed a non-accelerated filer, expand the disclosure here and throughout the filing to reflect the SEC adoption of a final rule to implement Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act which affords small issuers an exemption from the internal controls auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002. Please see Item 308 (b) of Regulation S-K. Also, revise the disclosure on page 85 under the title Periodic Reporting and Financial Information, similarly and refer to the fiscal year ending December 31, 2012.

Item 11. Information With Respect to the Registrant

Financial Statements

Balance Sheet, page F-3

22. Please revise the balance sheet Stockholders' Equity line item titled Common Stock and Note 7 Stockholder's Equity to state the amount of common stock authorized as 400,000,000 consistent with the amount specified in the company's Amended and Restated Certificate of Incorporation which the company will adopt immediately prior to the closing of the offering.

<u>Notes to Financial Statements</u>

<u>Note 3. Public Offering</u>

<u>Public Warrant Terms and Conditions, page F-11</u>

23. Please revise the note to state that each public warrant will entitle the holder to purchase from the company one share of common stock at an exercise price of $11.50 commencing on the later of <u>30 days after</u> the completion of the company's initial business combination or 12 months from the <u>closing of</u> the offering, provided that the company has an effective registration statement covering the shares of common stock issuable upon exercise of the Public Warrants <u>and</u> such shares are registered, qualified <u>or exempt from registration</u> under the securities, <u>or blue sky</u>, laws of the state of <u>residence of</u> the holder. In addition, state that the Public Warrants will expire <u>at 5:00 pm, New York time,</u> 5 years <u>after the completion of the company's initial business combination</u> or earlier upon redemption <u>or liquidation</u>. State that the Public Warrants will be redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days' <u>prior written notice of redemption after the warrants become exercisable</u>; if, and only if; the last sales price of the company's common stock <u>equals</u> or exceeds $17.50 per share for any 20 trading days within a 30-trading day period <u>ending on the third trading date prior to the date on which the company sends the notice of redemption to the warrant holders.</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Windsor, Staff Attorney, at (202) 551-3419 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

Cc: Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5400
(212) 547-5444 — Facsimile